January 14, 2026

Charles DiBona
Chief Financial Officer
Data I/O Corporation
6645 185th Ave N.E., Suite 100
Redmond, WA 98052

       Re: Data I/O Corporation
           Registration Statement on Form S-3
           Filed January 9, 2026
           File No. 333-292649
Dear Charles DiBona:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Kimberley Anderson, Esq.